Synergy CHC Corp.

865 Spring Street

Westbrook, Maine 04092

(207) 321-2350

October 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Tamika Sheppard

   Joe McCann

Re:	Synergy CHC Corp.
Registration Statement on Form S-1
(File No. 333-280556) (the “Registration Statement”)

Ladies and Gentlemen:

On October 18, 2024, Synergy CHC Corp. (the “Company”) submitted a request pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, to accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement would become effective as of 4:30 p.m., Eastern Time, on Monday, October 21, 2024, or as soon thereafter as practicable.

The Company hereby withdraws that request and requests that acceleration of effectiveness of the Registration Statement not occur until the Company and the representative of the underwriters submit new requests for acceleration at a time to be determined.

Very truly yours,

Synergy CHC Corp.

By:	/s/ Jack Ross
Name:	Jack Ross
Title:	Chief Executive Officer